January 22, 2024

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing

Re:	PowerFleet, Inc.
Registration Statement on Form S-4
File No. 333-275648

Ladies and Gentlemen:

On behalf of PowerFleet, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, January 24, 2024, or as soon as practicable thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Honghui Yu

Honghui Yu

cc:	Mr. Steve Towe
Mr. David Wilson

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

January 22, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing

Re:	PowerFleet, Inc.
Registration Statement on Form S-4
File No. 333-275648

Ladies and Gentlemen:

PowerFleet, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, January 24, 2024, or as soon as practicable thereafter.

Very truly yours,

POWERFLEET, INC.

By:	/s/ David Wilson
David Wilson
Chief Financial Officer